Exhibit 99.1

PRESS RELEASE	LIFE SCIENCES RESEARCH, INC.
(NYSE Arca: LSR)
PO Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

For Further Information:
Richard Michaelson
Phone: US: (732) 649-9961
e-mail: LifeSciencesResearch@LSRinc.net

November 3, 2008
LSR ANNOUNCES THIRD QUARTER RESULTS

Highlights:
•	Revenues of $63.6 million, up 10% in constant currency
•	Operating income of $9.5 million, operating margin of 15.0%
•	Net income of $2.1 million, or $0.13 per fully diluted share
•	Non-GAAP diluted EPS, excluding non-cash fx charges, of $0.43

East Millstone, New Jersey, November 3, 2008 – Life Sciences Research, Inc. (NYSE Arca: LSR) announced today revenues and earnings for the three and nine months ended September 30, 2008.

Revenues for the third quarter were $63.6 million, 4.4% above revenues of $60.9 million for the third quarter of 2007.  Excluding the effect of currency exchange, revenues increased 9.8%.  Operating income for the 2008 third quarter was $9.5 million, or 15.0% of revenues, compared with $8.6 million, or 14.1% of revenues for the same period in the prior year.  The quarter included stock based expenses of $0.5 million, or $0.03 per fully diluted share compared with $0.4 million, or $0.03 per fully diluted share in the same quarter last year.  The Company reported net income for the quarter ended September 30, 2008 of $2.1 million or $0.13 per fully diluted share, compared with net income of $5.9 million or $0.39 per fully diluted share for the quarter ended September 30, 2007.

Net income for the third quarter included Other Expense of $5.1 million which was comprised of $5.1 million non-cash foreign exchange re-measurement loss pertaining to the long-term loan denominated in US dollars and finance arrangement fee amortization of $0.5 million for the Company’s 2006 debt financing and its 2007 amendments, offset  by other exchange gains of $0.5 million.  In the 2007 third quarter, net income included Other Income of $0.02 million which was comprised of $0.5 million non-cash foreign exchange re-measurement gain pertaining to the long-term loan denominated in US dollars and other exchange gains of $0.1 million, offset by finance arrangement fee amortization of $0.6 million. Excluding these foreign exchange gains and losses, non-GAAP net income for the current quarter was $6.7 million, or $0.43 per fully diluted share, compared to $5.3 million, or $0.35 per fully diluted share in the same period in the prior year.
Revenues for the nine months ended September 30, 2008 of $191.1 million were 10.2% above revenues of $173.4 million for the comparable prior year period.  Excluding the effect of currency exchange, revenues increased 12.0%.  Operating income for the nine months ended September 30, 2008 was $29.2 million, or 15.3% of revenues, compared with $22.3 million, or 12.9% of revenues for the prior year period.  The 2008 nine month period included stock-based compensation expenses of $1.6 million, or $0.10 per fully diluted share compared with $1.5 million, or $0.10 per fully diluted share in the 2007 nine month period.  The Company reported net income of $16.1 million or $1.04 per fully diluted share for the nine months ended September 30, 2008, compared with net income of $14.8 million or $0.99 per fully diluted share for the same period in 2007.

Net income for the nine months ended September 30, 2008 included Other Expense of $6.1 million which was comprised of $5.1 million from the non-cash foreign exchange re-measurement loss on the long-term loan denominated in US dollars and finance arrangement fee amortization of $1.5 million, offset by other exchange gains of $0.5 million.  In the prior year nine month period, net income included Other Income of $0.3 million which was comprised of $1.7 million non-cash foreign exchange re-measurement gain pertaining to the long-term loan denominated in US dollars and other exchange gains of $0.3 million, offset by finance arrangement fee amortization of $1.7 million. Excluding these foreign exchange gains and losses, non-GAAP net income for the nine months ended September 30, 2008 was $20.8 million, or $1.34 per fully diluted share, compared to $12.8 million, or $0.86 per fully diluted share in the same period in the prior year.

Cash and short-term investments as of September 30, 2008 were $30.2 million compared with $36.2 million as of December 31, 2007.  Net days sales outstanding at September 30, 2008 were 28 compared with 13 at December 31, 2007.  Capital expenditure totaled $4.1 million in the third quarter of 2008, compared with $3.7 million in the third quarter of 2007.  Capital expenditure for the first nine months of 2008 totaled $13.9 million, compared with $12.4 million in the first nine months of 2007.

Net new orders totaled $57.6 million for the third quarter of 2008, which represented a book to bill ratio of 0.91 for the quarter.  This figure was negatively impacted primarily by 2 customers each deciding not to pursue the development of a compound due to adverse findings in other studies. Those studies already placed with us for those compounds had not yet started.  Net new orders totaled $199.3 million for the first nine months of 2008, representing a YTD book to bill ratio of 1.04.  At September 30, 2008 backlog (booked on work) amounted to approximately $180 million, reflecting currency exchange rates as of September 30, 2008.

Brian Cass, LSR’s President and Managing Director commented, “Revenue growth of almost 10% on a constant currency basis, and operating margins of 15%, continues our achievement of the objectives we have been working toward.  However, what I have been most pleased about this quarter is the strengthening of our relationship with some of the top pharmaceutical companies. These are relationships built on respect and teamwork, both of which are required as we each drive value for our companies in the search for new medicines for patients. Likely there will be some challenges and some opportunities along the way, but our focus on great science, operational excellence and customer service, supported by our culture of prudent financial management, position us well to succeed in this environment; in essence these are the well tested strengths of LSR and have been the basis for our success this past decade.”

Andrew Baker, LSR’s Chairman and CEO said, “The turmoil in world markets and the recent investor sentiment of concern about our industry creates uncertainty and humbles us all.  Still, the opportunity for industry leaders like LSR to forge ahead with innovation and efficiencies is excellent.  We serve a customer base that is committed to bringing new drugs to market.  They are eager to advance promising pipelines, and whether the development of those molecules happens in small or large companies, that development will require the regulatory safety testing that LSR provides.  Doubtless each of those companies will respond to their challenges in their own way but most observers agree that these challenges are likely to strengthen the outsourcing trend that’s been growing through more strategic relationships with companies like LSR.  In so doing, we look forward to providing ever greater value to our customers, and in the process, creating value for our shareholders.”

Conference Call
LSR will hold an investor conference call to discuss the quarter’s results on Tuesday, November 4, 2008 at 9:00 a.m. Eastern Time.  Listeners can access the call by dialing (210) 234-0017. The pass code for the call is 3316789.  We suggest calling five minutes prior to the scheduled call.

About Life Sciences Research
Life Sciences Research, Inc. is a global contract research organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries.  LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment.  The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products.  The Company's services are designed to meet the regulatory requirements of governments around the world.  LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

Forward Looking Statements
This announcement contains statements that may be forward-looking as defined by the Private Securities Litigation Reform Act of 1995.  These statements are based largely on LSR’s expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR’s control, as more fully described in the Company’s SEC filings, including its Form 10-K for the fiscal year ended December 31, 2007, as filed with the US Securities and Exchange Commission.

- tables to follow -

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
Unaudited

	Three months ended September 30		Nine months ended September 30

(Dollars in thousands, except per share data)	2008	2007	2008	2007

Net revenues	$63,560	$60,874	$191,117	$173,362
Cost of sales	(44,643)	(42,525)	(131,514)	(123,219)
Gross profit	18,917	18,349	59,603	50,143
Selling, general and administrative expenses	(9,374)	(9,777)	(30,369)	(27,826)
Operating income	9,543	8,572	29,234	22,317
Interest income	239	506	818	1,691
Interest expense	(2,494)	(3,039)	(7,822)	(9,981)
Other (expense)/income	(5,100)	15	(6,070)	284
Income before income taxes	2,188	6,054	16,160	14,311
Income tax (expense)/benefit	(120)	(185)	(73)	521
Net income	$2,068	$5,869	$16,087	$14,832

Income per share
-Basic	$0.16	$0.47	$1.27	$1.17
-Diluted	$0.13	$0.39	$1.04	$0.99

Weighted average number of common stock
- Basic (000’s)	12,679	12,614	12,656	12,723
- Diluted (000’s)	15,625	14,965	15,489	14,952

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

(Dollars in thousands except per share data)	September 30,	December 31,
	2008	2007
ASSETS	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$30,158	$32,304
Short-term investments	-	3,919
Accounts receivable, net	31,348	30,116
Unbilled receivables, net	24,942	25,935
Inventories	3,196	2,530
Prepaid expenses and other current assets	9,711	9,270
Total current assets	$99,355	$104,074

Property and equipment, net	72,185	70,994
Goodwill	6,572	7,268
Other assets	6,294	8,382
Deferred income taxes	10,754	10,865
Total assets	$195,160	$201,583

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable	$13,122	$15,477
Accrued payroll and other benefits	6,815	6,644
Accrued expenses and other liabilities	27,257	33,086
Short-term debt	220	618
Fees invoiced in advance	37,532	47,347
Total current liabilities	$84,946	$103,172

Long-term debt, net	75,202	75,429
Deferred gain on disposal of US property	8,547	8,787
Pension liabilities	35,925	43,522
Total liabilities	$204,620	$230,910

Commitments and contingencies
Stockholders’ equity/(deficit)
Preferred Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Non-Voting Common Stock, $0.01 par value. Authorized 5,000,000
Issued and outstanding: None	-	-
Voting Common Stock, $0.01 par value. Authorized 50,000,000
Issued and outstanding at September 30, 2008: 12,724,581 (December 31, 2007: 12,626,498)	127	126
Paid in capital	88,364	87,216
Accumulated other comprehensive loss	(44,244)	(46,875)
Accumulated deficit	(53,707)	(69,794)
Total stockholders’ deficit	(9,460)	(29,327)
Total liabilities and stockholders’ deficit	$195,160	$201,583

Life Sciences Research Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
Unaudited

	Nine months ended September 30
(Dollars in thousands)	2008	2007

Cash flows from operating activities:
Net income	$16,087	$14,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,410	7,010
Amortization of gain on disposal of US property	(241)	(240)
Non-cash compensation expense associated with employee stock compensation plans	1,579	1,451
Foreign exchange loss/(gain) on March 2006 Financing	4,041	(1,660)
Foreign exchange loss/(gain) on intercompany balances	16	(345)
Deferred income tax benefit	73	(521)
Provision for losses on accounts receivable	272	(99)
Interest expense related to the amortization of debt issue costs	1,513	1,046
Amortization of financing costs	1,404	1,719

Changes in operating assets and liabilities:
Accounts receivable, unbilled receivables and prepaid expenses	(7,915)	(1,388)
Inventories	(928)	70
Accounts payable, accrued expenses and other liabilities	(1,050)	(2,316)
Fees invoiced in advance	(5,647)	11,282
Net cash provided by operating activities	$16,614	$30,841

Cash flows used in investing activities:
Purchase of property, plant and equipment	(13,947)	(12,415)
Sale of property, plant and equipment	-	17
Payment for acquisition	(1,779)	-
Sale of short-term investments	3,919	-
Net cash used in investing activities	$(11,807)	$(12,398)

Cash flows used in financing activities:
Proceeds from issuance of Voting Common Stock	571	203
Increase in deferred finance/other assets	-	(4,800)
Repurchase of Voting Common Stock	-	(4,000)
Repurchase of warrants	(1,000)	(6,694)
Repayments of long-term borrowings	(1,542)	(10,129)
Repayments of short-term borrowings	(496)	(666)
Net cash used in financing activities	$(2,467)	$(26,086)

Effect of exchange rate changes on cash and cash equivalents	(4,486)	777
Decrease in cash and cash equivalents	(2,146)	(6,866)
Cash and cash equivalents at beginning of period	32,304	44,088
Cash and cash equivalents at end of period	$30,158	$37,222

Supplementary Disclosures
Interest paid	$6,055	$8,117
Taxes paid	$149	$328